McManus, Collura & Richter, P.C.
48 Wall Street
25th Floor
New York, NY 10005
(212) 425-3100
(212) 425-3175 facsimile

BY EDGAR

July 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:     Filing Desk

Re: Moggle, Inc. -  Form S-1 Registration Statement

Ladies and Gentlemen:

We have been advised by Moggle, Inc (the “Company”) that they have filed a Form S-1 Registration Statement through the Edgar filing system and have transmitted a fee of $471.60 by wire transfer to you. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. This is the Company’s initial Edgar filing and relates to a self underwritten best efforts offering of up to $12,000,000 of the Company’s common stock at a price of $1.00 per share.   We have been authorized by the Company to advise you that, at the appropriate time, the Company may request orally effectiveness of the Registration Statement and that the Company is aware of its obligations under the Securities Act.

Please contact Anthony M. Collura at (914) 557 -6222 or (212) 425-3100 ext 101 if you have any questions regarding the filing or are in need of additional information.

Very truly yours,

/s/Anthony M. Collura

Anthony M. Collura